

October 2, 2013

Via E-Mail
Mr. Gary S. Winemaster
Chief Executive Officer
Power Solutions International, Inc.
201 Mittel Drive
Wood Dale, IL   60191

      Re: **Power Solutions International, Inc.**
                  Form 10-K for the year ended December 31, 2012
                  Filed March 12, 2013
                  File No. 0-52213

Dear Mr. Winemaster:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Note 1. Description of the company and summary of significant accounting policies, page F-8

Revenue recognition, page F-10

1.   We note your current revenue recognition disclosures. Confirm to us, if true, that you only recognize revenue if a sales transaction meets each of the criteria outlined at SAB Topic 13(A)(1). In that regard, in future filings please disclose whether there is persuasive evidence of an arrangement, the sales price is fixed or determinable, and management believes collectability is reasonably assured.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief

cc (e-mail):   Catherine Andrews (General Counsel)